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                                                       William H. McDonnell
                                                       610-521-6300
                                                       billm@scanvecamiable.com

Scanvec Amiable Ltd.
International Plaza Two, Suite 625
Philadelphia, PA 19113


                                                     December 2, 2004


Ms. Maryse Mills-Apenteng
Attorney-Advisor
Securities and Exchange Commission
Mail Stop 4-6
450 Fifth Street, NW
Washington, DC  20549

      Re:    Scanvec Amiable Ltd. (the "Company")
             Preliminary Proxy Statement on Schedule 14A
             Filed November 16, 2004
             File No. 0-23734

Dear Ms. Mills-Apenteng:

         This letter responds to the comments that the Staff of the Securities and Exchange Commission (the "SEC") made in its letter to the Company dated November 24, 2004 with respect to the Staff's review of the Company's Preliminary Proxy Statement on Schedule 14A. For your convenience, we have repeated below in bold type the specific comments to which the Company is responding and have set forth the response of the Company immediately following the applicable comment.

Proposal One: Settlement Agreement and Release
----------------------------------------------

NOTE: The Company has separated the SEC's first comment into four sections to address each issue raised by the SEC.

1. COMMENT: PLEASE EXPAND THE LITIGATION DISCLOSURE TO DESCRIBE THE FACTUAL BASIS UNDERLYING THE ALLEGATIONS OF MISAPPROPRIATION OF CONFIDENTIAL BUSINESS AND TRADE SECRET INFORMATION, UNFAIR COMPETITION AND VIOLATIONS OF RELATED PENNSYLVANIA COMMON LAW FOLLOWING THE 1998 MERGER. PROVIDE A BRIEF DESCRIPTION OF THE EVENTS THAT LED TO THE DISPUTE.




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Ms. Mills-Apenteng
December 2, 2004
Page 2



         RESPONSE: The Company intends to include the following description in its proxy statement:

         In the Spring of 2002, the Defendants, after leaving the Company, began marketing a software program similar to PhotoPRINT(TM) called ColorPRINT. In its lawsuit, the Company alleged that the Defendants infringed upon and used to the Company's detriment, the PhotoPRINT(TM) software, Company trade secrets, and certain Company trademarks. In addition, the Company alleged that the Defendants wrongfully obtained the Company's proprietary information while employed by the Company. The Company also alleged that the Defendants conspired to obtain additional confidential information from the Company and to improperly induce additional employees of the Company to resign and join the Defendants' business.

         WHAT EFFECT DID THOSE EVENTS HAVE ON THE COMPANY FROM A BUSINESS PERSPECTIVE?

         RESPONSE: The Company intends to include the following statement in its proxy statement:

         The Company estimates that the activities of the Defendants led to a reduction in total sales for 2002 and 2003 of between $1 million and $2 million.

         WE NOTE THAT THE COMPANY OBTAINED A PRELIMINARY INJUNCTION AGAINST THE DEFENDANTS. WHAT WILL BE THE DISPOSITION OF THE PHOTOPRINT(TM) TECHNOLOGY IF THE SETTLEMENT AGREEMENT IS APPROVED?

         RESPONSE: The Company intends to include the following statement in its proxy statement:

         The Company will continue to own, market and sell the PhotoPRINT(TM) software on the same basis after the Settlement Agreement and Release is approved.

         WILL THE DEFENDANTS BE OR ARE THEY NOW A COMPETITOR OF THE COMPANY? ENSURE THAT THE EXPANDED DISCLOSURE IS MATERIALLY COMPLETE.

         RESPONSE: The Company intends to include the following statement in its proxy statement:





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Ms. Mills-Apenteng
December 2, 2004
Page 3



         The Defendants are permitted to compete with the Company and the Company believes that the Defendants have resumed efforts to sell their ColorPRINT software in Asia in competition with the Company's PhotoPRINT(TM) software, but the Company does not know of the Defendants' other plans, if any, to compete with the Company. The Company believes it is in a much stronger competitive position relative to the Defendants than in 2002 because of improvements in our product and strengthened relationships with customers in China during the period the injunction was in force.


Proposal Two: Share Option Plan
-------------------------------

2.       COMMENT: WE NOTE THE DISCLOSURE IN THE NEW PLAN BENEFITS TABLE ON PAGE
         9. PLEASE STATE WHETHER YOU CURRENTLY HAVE ANY OTHER PLANS, COMMITMENTS OR ARRANGEMENTS TO ISSUE OPTION AWARDS UNDER THE 2004 SHARE OPTION PLAN. IF YOU HAVE NO CURRENT PLANS, PLEASE PROVIDE A REPRESENTATION IN THE PROXY STATEMENT TO THAT EFFECT.

         RESPONSE: The Company currently plans to award 200,000 options to Mark Blundell, 100,000 options to Dan Harel and 25,000 options to William H. McDonnell. The options for Messrs. Harel and McDonnell have been added to the table on page 9. In addition, the Company has included a statement indicating that it does not have any other current plans to grant options under the 2004 Share Option Plan.

Proposals Three and Four: Employment Agreements and Cash Bonus Payments
-----------------------------------------------------------------------

3. COMMENT: PLEASE REVISE THE DISCLOSURE TO STATE THE IMPACT OF AN UNFAVORABLE VOTE ON THE APPLICABLE PROPOSALS.

         RESPONSE: If the (i) Employment Agreement and Option Agreement with the Company's Chief Executive Officer, Mark Blundell, (ii) cash bonus payment of $25,000 to Mr. Blundell, (iii) Employment Arrangement with the Company's Chairman, Dr. Ramon Harel, and (iv) cash bonus payment of $50,000 to Dr. Harel are not approved by the shareholders at the Company's upcoming annual meeting, each will not be implemented by the Company. The Company has revised the disclosure in Proposals Three and Four accordingly.

Where you can find more information
-----------------------------------

4. COMMENT: PLEASE BE ADVISED THAT THE COMMISSION NO LONGER MAINTAINS PUBLIC REFERENCE ROOMS OUTSIDE OF WASHINGTON, D.C.






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Ms. Mills-Apenteng
December 2, 2004
Page 4



         RESPONSE: The Company has revised its proxy statement to delete the reference to the SEC's regional offices.

         In connection with this response letter, the Company acknowledges that
(i) it is responsible for the adequacy and accuracy of the disclosure in its proxy statement; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the proxy statement; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Please direct any questions with respect to the comments addressed above to the undersigned at 610-521-6300.

                                                     Very truly yours,



                                                     /s/ William H. McDonnell
                                                     William H. McDonnell


cc:      Walter J. Mostek, Jr., Esquire
         Elizabeth Wideman, Esquire
         Alexander Santee, Esquire
         Elie Sprung, Esquire